EXHIBIT 99.1

Fury Intercepts 59 Metres of 1.59 g/t Gold and 1.5 Metres of 546 g/t Silver at the Sakami Gold Project in Quebec

TORONTO, Sept. 04, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce additional results from the inaugural drill campaign at the Sakami gold project located in the Eeyou Istchee Territory in the James Bay region of Northern Quebec (Figure 1). The 2025 diamond drill program focused on the down plunge and along strike extensions from historical drill intercepts, as well as exploring the previously undrilled Juliette geophysical anomaly. A total of 3,685 metres (m) have been completed in seven holes spanning approximately 2.5 kilometres (km) of a 23 km long district-scale gold mineralized structure.

Drill hole 25SK-002 was drilled 140 m below drill hole 25SK-001, where drill hole 25SK-003 was drilled 200 m below previous shallow drilling and 100 m to the west of drill hole 25SK-001, which intercepted five distinct zones of gold mineralization across a 140 m drilled length, including 41.5 m of 1.23 g/t gold (see news release dated August 12, 2025). Highlights from the additional drilling include 49.5 m of 0.6 g/t gold and 22.7 m at 1.47 g/t gold from drill hole 25SK-002, as well as 59 m of 1.59 g/t gold and 9.1 m of 0.92 g/t gold from drill hole 25SK-003 (Table 1). The reported intercepts leave the mineralization at La Pointe Extension open at depth and along strike to the west (Figures 1, 2, and 3).

Key takeaways:

  Gold mineralization remains open to the west with reported intercept from 25SK-003, 59 m of 1.59 g/t gold, the eighth highest overall intercept (grade x width) of all time at Sakami.
  Mineralization is structurally controlled, consistent, and identifiable by a large zone of intense silicification.
  The high-grade gold core persists to depth and remains open.

“We continue to see strong performance from Sakami, reinforcing our belief in the project’s exceptional growth and discovery potential,” commented Tim Clark, CEO of Fury. “The consistent gold intercepts, coupled with an exciting high-grade silver zone, indicate a potential robust and evolving mineralized system. These results underscore the value we’re building for our investors, and we remain confident in the significant upside that Sakami offers.”

As with drill hole 25SK-001, a high-grade core of gold mineralization is present within the broader intervals, which includes up to 27.7 m of 2.02 g/t gold and 3.0 m of 9.32 g/t gold from drill hole 25SK-003 (Figure 3). Additionally, drill hole 25SK-002 intercepted high-grade silver mineralization, 1.5 m of 546 g/t silver from 269.0 m downhole, in a moderately strained amphibole altered mafic volcanic unit that has seen little to no historical sampling. The 2025 diamond drill campaign at Sakami is now complete, and the Company looks forward to receiving the results from the remaining four drill holes in the coming weeks.

Table 1: Drilling Highlights

Hole ID		From	To	Length (m)	Au (g/t)
25SK-002		379.5	429	49.5	0.6
	Including	383	387.5	4.5	1.23
	and	391	392	1	2.86
	and	403.5	405	1.5	1.43
	and	424.5	427.5	3	1.66
		440.8	463.5	22.7	1.47
	Including	440.8	444	3.2	2.51
	and	446.5	447.5	1	2.9
	and	462	463.5	1.5	11.5
25SK-003		414	473	59	1.59
	Including	437.5	465.2	27.7	2.02
	and	470	473	3	9.32
		486.9	496	9.1	0.92
	Including	490.3	496	5.7	1.1

Main intervals – Au grade*thickness no less than 0.25g/t*m with grade is no less than 0.25g/t, maximum consecutive dilution 6m; Sub-Intervals were calculated using Au grade*thickness no less than 2.0g/t*m with grade no less than 1.0g/t, maximum consecutive dilution 2m.

Sakami Project
The Sakami project covers approximately 14,250 hectares (ha) 30 km to the east of the paved Billy Diamond Highway. The Project straddles the prospective structural corridor marking the contact between the Opinaca and La Grande Geological sub-provinces, where gold mineralization has been identified over a distance of more than 23 km (Figure 1). Gold mineralization is located at the base of a sulphide-rich horizon within a zone of intense pervasive silicification located along a regional shear zone, marking the contact between the two geological sub-provinces.

A total of seven diamond drill holes totaling approximately 3,685 m were completed during the 2025 campaign. Six holes targeted the down plunge and along strike extensions of previously identified gold mineralization across 650 m of strike length at the La Pointe Extension target. Historical drilling has intercepted gold mineralization across widths of up to 75 m and to a depth of up to 500 m below surface. All 2025 drill holes completed at La Pointe Extension have intercepted zones of intense silicification with sulphide mineralization typical of the previously identified gold mineralization.

The other 2025 drill hole targeted the previously undrilled Juliette target, located 1 km south of La Pointe Extension. Juliette has a similar Induced Polarization (IP) geophysical chargeability signature to the La Pointe and La Pointe Extension targets and represents an excellent opportunity to discover additional gold mineralization along the highly prospective 23 km long gold-bearing structure. Drill hole 25SK-006 intercepted a zone of intense silicification with sulphide mineralization, which correlates to the IP chargeability anomaly. Results are pending for this hole.

Figure 1: Plan map of the Sakami Gold Project.

Figure 2: Plan Map of the drilling completed to date by Fury at the Sakami gold project.

Figure 3: 25SK-001 and 25SK-002 section showing the location of the reported 2025 drill intercept in relation to historical drilling. The core photos display the style of mineralization which hosts the gold mineralization.

Figure 4: 25SK-003 section showing the location of the reported 2025 drill intercept in relation to historical drilling. The core photos display the style of mineralization which hosts the gold mineralization.

“The widths and consistency of gold mineralization being intercepted at Sakami speak to the presence of a large, robust mineralizing system. Not only does the project host a broad zone of moderate-grade mineralization with an intriguing high-grade core, but it also now hosts high-grade silver mineralization in a geological setting that has not been the focus of previous explorers. It seems we may have underestimated the potential of Sakami, and we look forward to receiving the remainder of the results and planning a follow-up drilling,” commented Bryan Atkinson, P.Geol., SVP Exploration of Fury.

Sampling and Assaying Disclosure
2025 Fury Drilling
Analytical samples for the Drill Program were taken by sawing NQ diameter core into equal halves on site with one half sent to ALS Chemex in Sudbury, Ontario, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

Historical Sakami Diamond Drilling
Analytical samples were taken by manually splitting NQ diameter core into equal halves on site with one half being sent to ALS Chemex in Val D’or, QC for preparation and analysis. All samples were assayed using a 30 g nominal weight fire assay with atomic absorption finish (Au-AA24). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision. Fury has completed a review of the historical Sakami drill database and found no significant errors. Reported intervals were calculated using Au grade*thickness no less than 2.0g/t*m with grade no less than 1.0g/t, maximum consecutive dilution 2m. Due to the unknown orientation of the zones downhole thickness was used.

Valérie Doyon, P.Geo, Senior Project Geologist at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds an 11.8 million common share position in Dolly Varden Silver Corp (13.5% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that future work at Sakami will potentially increase or upgrade the gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2024 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Figures accompanying this announcement are available at

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https://www.globenewswire.com/NewsRoom/AttachmentNg/49ee5cb6-b4f7-47b7-b043-c06a893f3b7e

https://www.globenewswire.com/NewsRoom/AttachmentNg/ed3137f7-d6b0-4b13-82f0-f58c82fe3f4f

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